

AdCare Health Systems to Acquire Three Skilled Nursing Centers in Georgia

Acquisitions Expected to Increase AdCare's Annualized Revenue Run-Rate by More than $16 Million

SPRINGFIELD, Ohio, December 1, 2010 - AdCare Health Systems, Inc. (NYSE Amex: ADK), a recognized innovator in senior living and health care facility management, has signed a definitive purchase agreement for three skilled nursing facilities in Georgia for $18 million. Two are located near Atlanta, with one near Dublin.

The facilities have on aggregate 335 beds that generate an estimated $16.4 million in annualized revenues. The acquisition is anticipated to be immediately accretive to AdCare's earnings upon closing, which is expected in the first quarter of 2011.

Combined with other transactions closed earlier this year, plus the Mountain Trace skilled nursing facility expected to close by year's end, AdCare's estimated annualized revenue run-rate would exceed $140 million. This would represent an increase of more than 424% over the company's annual revenues of $26.7 million in 2009.

"This purchase agreement brings the total number of facilities we've put under contract to seventeen since we began our M&A campaign at the end of last year," said Chris Brogdon, AdCare's vice chairman and chief acquisitions officer. "They would expand our presence in Georgia, adding to the 10 facilities we already operate in the state."

AdCare plans to finance the acquisition through bank loans, with the loan for one of the facilities to be guaranteed by the United States Department of Agriculture (USDA). The guarantee is provided through a program developed by the government to supply long-term financing for rural projects at favorable rates.

"Choice opportunities continue to emerge in the southern region of the U.S., as well as around our home base in the Midwest," notes Brogdon. "Our M&A pipeline will remain a major focus as we complete the year and begin 2011."

Brogdon joined AdCare in September 2009 when the company announced a new M&A growth strategy to build upon its strong reputation for operational efficiency and high-quality living environments.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE Amex: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean such statements are not forward-looking. Statements in this announcement that are forward-looking include, but are not limited to, the expectation that when combined with other transactions closed or placed under contract earlier this year, AdCare's estimated annualized revenue run-rate would exceed $140 million upon closing of these three facilities in Georgia, which would represent an increase of more than 424% over revenues in 2009, and that they are expected to be immediately accretive to AdCare's earnings. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Company Contact

Chris Brogdon, Vice Chairman & CAO

AdCare Health Systems, Inc.

Tel (937) 964-8974

info@adcarehealth.com

Investor Relations

Ron Both or Geoffrey Plank

Liolios Group, Inc.

Tel (949) 574-3860

info@liolios.com